UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                          Form 40-F ☐

Enclosure: A press release dated January 30, 2025, announcing STMicroelectronics’ 2024 Fourth Quarter and Full Year Financial Results.

PR No: C3309C

STMicroelectronics Reports Q4 and FY 2024 Financial Results

•	Q4 net revenues $3.32 billion; gross margin 37.7%; operating margin 11.1%; net income $341 million
•	FY net revenues $13.27 billion; gross margin 39.3%; operating margin 12.6%; net income $1.56 billion
•	Business outlook at mid-point: Q1 net revenues of $2.51 billion and gross margin of 33.8%
•	Start of the company-wide program to resize global cost base*

Geneva, January 30, 2025 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter ended December 31, 2024. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported fourth quarter net revenues of $3.32 billion, gross margin of 37.7%, operating margin of 11.1%, and net income of $341 million or $0.37 diluted earnings per share.

Jean-Marc Chery, ST President & CEO, commented:

•	“FY24 revenues decreased 23.2% to $13.27 billion. Operating margin was 12.6% compared to 26.7% in FY23 and net income decreased 63.0% to $1.56 billion. We invested $2.53 billion in Net Capex (non-U.S. GAAP) while delivering free cash flow (non-U.S. GAAP) of $288 million.”
•	“Q4 net revenues were in line with the mid-point of our business outlook range driven by higher revenues in Personal Electronics offset by lower revenues in Industrial, while Automotive and CECP were as expected. Q4 gross margin of 37.7% was broadly in line with the mid-point of our business outlook range.”
•	“Our book-to-bill ratio remained below 1 in Q4 as we continued to face a delayed recovery and inventory correction in Industrial and a slowdown in Automotive, both particularly in Europe.”
•	“Our first quarter business outlook, at the mid-point, is for net revenues of $2.51 billion, decreasing year-over-year by 27.6% and decreasing sequentially by 24.4%; gross margin is expected to be about 33.8%, impacted by about 500 basis points of unused capacity charges.”
•	“For 2025, we plan to invest between $2.0 to $2.3 billion in Net Capex (non-U.S. GAAP).”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q4 2024	Q3 2024	Q4 2023	Q/Q	Y/Y
Net Revenues	$3,321	$3,251	$4,282	2.2%	-22.4%
Gross Profit	$1,253	$1,228	$1,949	2.1%	-35.7%
Gross Margin	37.7%	37.8%	45.5%	-10 bps	-780 bps
Operating Income	$369	$381	$1,023	-3.3%	-64.0%
Operating Margin	11.1%	11.7%	23.9%	-60 bps	-1,280 bps
Net Income	$341	$351	$1,076	-2.6%	-68.3%
Diluted Earnings Per Share	$0.37	$0.37	$1.14	0%	-67.5%

* For each of the concerned countries, the start of the program will take place in accordance with applicable regulations.

1

Annual Financial Summary (U.S. GAAP)

(US$ m, except earnings per share data)	FY2024	FY2023	Y/Y
Net Revenues	$13,269	$17,286	-23.2%
Gross Profit	$5,220	$8,287	-37.0%
Gross Margin	39.3%	47.9%	-860 bps
Operating Income	$1,676	$4,611	-63.7%
Operating Margin	12.6%	26.7%	-1,410 bps
Net Income	$1,557	$4,211	-63.0%
Diluted Earnings Per Share	$1.66	$4.46	-62.8%

Fourth Quarter 2024 Summary Review

Reminder: On January 10, 2024, ST announced a new organization which implied a change in segment reporting starting Q1 2024. Prior year comparative periods have been adjusted accordingly. See Appendix for more detail.

Net Revenues by Reportable Segment (US$ m)	Q4 2024	Q3 2024	Q4 2023	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,198	1,185	1,418	1.1%	-15.5%
Power and discrete products (P&D) segment	752	807	965	-6.8%	-22.1%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	1,950	1,992	2,383	-2.1%	-18.2%
Microcontrollers (MCU) segment	887	829	1,272	7.0%	-30.2%
Digital ICs and RF Products (D&RF) segment	481	426	623	13.0%	-22.8%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,368	1,255	1,895	9.0%	-27.8%
Others	3	4	4	-	-
Total Net Revenues	$3,321	$3,251	$4,282	2.2%	-22.4%

Net revenues totaled $3.32 billion, representing a year-over-year decrease of 22.4%. Year-over-year net sales to OEMs and Distribution decreased 19.8% and 28.7%, respectively. On a sequential basis, net revenues increased 2.2%, in line with the mid-point of ST’s guidance.

Gross profit totaled $1.25 billion, representing a year-over-year decrease of 35.7%. Gross margin of 37.7%, 30 basis points below the mid-point of ST’s guidance, decreased 780 basis points year-over-year, mainly due to product mix and, to a lesser extent, to sales price and higher unused capacity charges.

Operating income decreased 64.0% to $369 million, compared to $1.02 billion in the year-ago quarter. ST’s operating margin decreased 1,280 basis points on a year-over-year basis to 11.1% of net revenues, compared to 23.9% in the fourth quarter of 2023.

By reportable segment1, compared with the year-ago quarter:

In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:

Analog products, MEMS and Sensors (AM&S) segment:

•	Revenue decreased 15.5% mainly due to decreases in Analog and in Imaging.
•	Operating profit decreased by 41.2% to $176 million. Operating margin was 14.7% compared to 21.1%.

Power and Discrete products (P&D) segment:

•	Revenue decreased 22.1%.
•	Operating profit decreased by 63.7% to $89 million. Operating margin was 11.9% compared to 25.4%.

1 See Appendix for the definition of reportable segments.

2

In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:

Microcontrollers (MCU) segment:

•	Revenue decreased 30.2% mainly due to a decrease in GP MCU.
•	Operating profit decreased by 66.4% to $127 million. Operating margin was 14.3% compared to 29.8%.

Digital ICs and RF products (D&RF) segment:

•	Revenue decreased 22.8% mainly due to a decrease in ADAS (automotive ADAS and infotainment).
•	Operating profit decreased by 33.2% to $149 million. Operating margin was 31.0% compared to 35.7%.

Net income and diluted Earnings Per Share decreased to $341 million and $0.37 respectively compared to $1.08 billion and $1.14 respectively in the year-ago quarter. As a reminder, the fourth quarter 2023 net income included a one-time non-cash income tax benefit of $191 million.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q4 2024	Q3 2024	Q4 2023	Q4 2024	Q4 2023	TTM Change
Net cash from operating activities	681	723	1,480	2,965	5,992	-50.5%
Free cash flow (non-U.S. GAAP)[1]	128	136	652	288	1,774	-83.8%

Net cash from operating activities was $681 million in the fourth quarter compared to $1.48 billion in the year-ago quarter. For the full-year 2024, net cash from operating activities decreased 50.5% to $2.97 billion, which represents 22.3% of total revenues.

Net Capex (non-U.S. GAAP), were $470 million in the fourth quarter and $2.53 billion for the full year 2024. In the respective year-ago periods, net capital expenditures were $798 million and $4.11 billion.

Free cash flow (non-U.S. GAAP) was $128 million and $288 million in the fourth quarter and full year 2024, respectively, compared to $652 million and $1.77 billion in the year-ago respective periods.

Inventory at the end of the fourth quarter was $2.79 billion, compared to $2.88 billion in the previous quarter and $2.70 billion in the year-ago quarter. Days sales of inventory at quarter-end was 122 days, compared to 130 days in the previous quarter, and 104 days in the year-ago quarter.

In the fourth quarter, ST paid cash dividends to its stockholders totaling $88 million and executed a $92 million share buy-back, as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $3.23 billion as of December 31, 2024, compared to $3.18 billion as of September 28, 2024 and reflected total liquidity of $6.18 billion and total financial debt of $2.95 billion. Adjusted net financial position (non-U.S. GAAP), taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $2.85 billion as of December 31, 2024.

Corporate developments

In Q4, we announced the launch of a new company-wide program to reshape our manufacturing footprint accelerating our wafer fab capacity to 300mm Silicon (Agrate and Crolles) and 200mm Silicon Carbide (Catania) and resizing our global cost base.

This program should result in strengthening our capability to grow our revenues with an improved operating efficiency resulting in annual cost savings in the high triple-digit million-dollar range exiting 2027. Specifically in terms of operating expenses (SG&A and R&D), ST expects annual cost savings totaling $300 to 360 million, exiting 2027, compared to the cost base of 2024.

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why ST believes these measures are important.

3

Business Outlook

ST’s guidance, at the mid-point, for the 2025 first quarter is:

•	Net revenues are expected to be $2.51 billion, a decrease of 24.4% sequentially, plus or minus 350 basis points.
•	Gross margin of 33.8%, plus or minus 200 basis points.
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.06 = €1.00 for the 2025 first quarter and includes the impact of existing hedging contracts.
•	The first quarter will close on March 29, 2025.

Conference Call and Webcast Information

ST will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter and full year 2024 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until February 14, 2025.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);

4

•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3;
•	epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the Securities and Exchange Commission (“SEC”) on February 22, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

5

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41 22 929 59 20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	December 31,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)

Net sales	3,301	4,262
Other revenues	20	20
NET REVENUES	3,321	4,282
Cost of sales	(2,068)	(2,333)
GROSS PROFIT	1,253	1,949
Selling, general and administrative expenses	(420)	(416)
Research and development expenses	(523)	(521)
Other income and expenses, net	59	11
Total operating expenses	(884)	(926)
OPERATING INCOME	369	1,023
Interest income, net	52	57
Other components of pension benefit costs	(3)	(5)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	418	1,075
Income tax (expense) benefit	(82)	6
NET INCOME	336	1,081
Net loss (income) attributable to noncontrolling interest	5	(5)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	341	1,076

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.38	1.19
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.37	1.14

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	935.7	942.9

7

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)

Net sales	13,217	17,239
Other revenues	52	47
NET REVENUES	13,269	17,286
Cost of sales	(8,049)	(8,999)
GROSS PROFIT	5,220	8,287
Selling, general and administrative expenses	(1,649)	(1,631)
Research and development expenses	(2,077)	(2,100)
Other income and expenses, net	182	55
Total operating expenses	(3,544)	(3,676)
OPERATING INCOME	1,676	4,611
Interest income, net	218	171
Other components of pension benefit costs	(15)	(19)
Loss on financial instruments, net	(1)	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,878	4,763
Income tax expense	(313)	(541)
NET INCOME	1,565	4,222
Net income attributable to noncontrolling interest	(8)	(11)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1,557	4,211

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.73	4.66
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.66	4.46

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	939.3	944.2

8

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 28,	December 31,
In millions of U.S. dollars	2024	2024	2023
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,282	3,077	3,222
Short-term deposits	1,450	977	1,226
Marketable securities	2,452	2,242	1,635
Trade accounts receivable, net	1,749	1,730	1,731
Inventories	2,794	2,875	2,698
Other current assets	1,007	1,062	1,295
Total current assets	11,734	11,963	11,807
Goodwill	290	303	303
Other intangible assets, net	346	354	367
Property, plant and equipment, net	10,877	11,258	10,554
Non-current deferred tax assets	464	547	592
Long-term investments	71	20	22
Other non-current assets	961	1,071	808
	13,009	13,553	12,646
Total assets	24,743	25,516	24,453

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	990	1,003	217
Trade accounts payable	1,323	1,585	1,856
Other payables and accrued liabilities	1,306	1,327	1,525
Dividends payable to stockholders	88	177	54
Accrued income tax	66	116	78
Total current liabilities	3,773	4,208	3,730
Long-term debt	1,963	2,112	2,710
Post-employment benefit obligations	377	397	372
Long-term deferred tax liabilities	47	60	54
Other long-term liabilities	904	935	735
	3,291	3,504	3,871
Total liabilities	7,064	7,712	7,601
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 898,175,408 shares outstanding as of December 31, 2024)	1,157	1,157	1,157
Additional Paid-in Capital	3,088	3,032	2,866
Retained earnings	13,459	13,118	12,470
Accumulated other comprehensive income	236	657	613
Treasury stock	(491)	(400)	(377)
Total parent company stockholders' equity	17,449	17,564	16,729
Noncontrolling interest	230	240	123
Total equity	17,679	17,804	16,852
Total liabilities and equity	24,743	25,516	24,453

9

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2024	Q3 2024	Q4 2023

Net Cash from operating activities	681	723	1,480
Net Cash used in investing activities	(1,259)	(601)	(1,610)
Net Cash from (used in) financing activities	(209)	(142)	336
Net Cash increase (decrease)	(795)	(15)	211

Selected Cash Flow Data (in US$ millions)	Q4 2024	Q3 2024	Q4 2023

Depreciation & amortization	451	440	414
Net payment for Capital expenditures	(501)	(601)	(798)
Dividends paid to stockholders	(88)	(80)	(60)
Change in inventories, net	(2)	(17)	219

10

Appendix

ST

New organization

On January 10, 2024, ST announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. This new organization implies a change in segment reporting which is applied from January 1, 2024.

ST moved from three reportable segments (ADG, AMS and MDG) to four reportable segments as follows:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	Analog products, MEMS and Sensors (AM&S) segment, comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
o	Power and Discrete products (P&D) segment comprised of discrete and power transistor products.

In this Press Release, “Analog” refers to ST analog products, “MEMS” to MEMS sensors and actuators and “Imaging” to optical sensing solutions.

•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	Microcontrollers (MCU) segment, comprised of general-purpose and automotive microcontrollers, microprocessors and connected security products (including EEPROM).
o	Digital ICs and RF Products (D&RF) segment, comprised of automotive ADAS, infotainment, RF and communications products.

In this Press release, “Auto MCU” refers to Automotive microcontrollers and microprocessors, “GP MCU” to general purpose microcontrollers and microprocessors, “Connected Security” to connected security products (including EEPROM), “ADAS” to automotive ADAS and infotainment, “RF Communications” to RF and communications products.

Prior year quarters comparative information has been adjusted accordingly.

11

(Appendix – continued)

ST - Supplemental Financial Information

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	FY 2024	FY 2023
Net Revenues By Market Channel (%)
Total OEM	73%	76%	73%	70%	70%	73%	66%
Distribution	27%	24%	27%	30%	30%	27%	34%

€/$ Effective Rate	1.09	1.08	1.08	1.09	1.08	1.08	1.08

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,198	1,185	1,165	1,217	1,418	4,764	5,478
- Operating Income	176	175	144	185	300	680	1,191
Power and Discrete products (P&D) segment
- Net Revenues	752	807	747	820	965	3,126	3,852
- Operating Income	89	121	110	138	245	458	1,006
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	1,950	1,992	1,912	2,037	2,383	7,890	9,330
- Operating Income	265	296	254	323	545	1,138	2,197
Microcontrollers (MCU) segment
- Net Revenues	887	829	800	950	1,272	3,466	5,668
- Operating Income	127	116	72	185	378	499	2,018
Digital ICs and RF Products (D&RF) segment
- Net Revenues	481	426	516	475	623	1,898	2,272
- Operating Income	149	114	150	150	223	564	810
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,368	1,255	1,316	1,425	1,895	5,364	7,940
- Operating Income	276	230	222	335	601	1,063	2,828
Others (a)
- Net Revenues	3	4	4	3	4	15	16
- Operating Income (Loss)	(172)	(145)	(101)	(107)	(123)	(525)	(414)
Total
- Net Revenues	3,321	3,251	3,232	3,465	4,282	13,269	17,286
- Operating Income	369	381	375	551	1,023	1,676	4,611
(a)	Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization costs, start-up and phase out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Others includes:

(US$ m)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	FY 2024	FY 2023
Unused capacity charges	118	104	84	63	57	370	120

12

(Appendix – continued)

ST

Supplemental Non-U.S. GAAP Financial Information

U.S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets. Starting Q4 2023, ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Reporting periods prior to Q4 2023 are not impacted.

ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Dec 31 2024	Sep 28 2024	June 29 2024	Mar 30 2024	Dec 31 2023
Cash and cash equivalents	2,282	3,077	3,092	3,133	3,222
Short term deposits	1,450	977	975	1,226	1,226
Marketable securities	2,452	2,242	2,218	1,880	1,635
Total liquidity	6,184	6,296	6,285	6,239	6,083
Short-term debt	(990)	(1,003)	(236)	(238)	(217)
Long-term debt (a)	(1,963)	(2,112)	(2,850)	(2,875)	(2,710)
Total financial debt	(2,953)	(3,115)	(3,086)	(3,113)	(2,927)
Net Financial Position	3,231	3,181	3,199	3,126	3,156
Advances received on capital grants	(385)	(366)	(402)	(351)	(152)
Adjusted Net Financial Position	2,846	2,815	2,797	2,775	3,004

(a)    Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $634 million equivalent, are currently undrawn.

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(Appendix – continued)

Net Capex and Free Cash Flow (non-U.S. GAAP measures)

ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-U.S. GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.

Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.

ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

(US$ m)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	FY 2024	FY 2023
Payment for purchase of tangible assets, as reported	(584)	(669)	(690)	(1,145)	(1,076)	(3,088)	(4,439)
Proceeds from sale of tangible assets, as reported	-	2	1	2	-	5	8
Proceeds from capital grants and other contributions, as reported	83	66	143	149	278	441	320
Advances from capital grants allocated to property, plant and equipment	31	36	18	27	-	111	-
Net Capex	(470)	(565)	(528)	(967)	(798)	(2,531)	(4,111)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.

ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates, and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	FY 2024	FY 2023
Net cash from operating activities	681	723	702	859	1,480	2,965	5,992
Net Capex	(470)	(565)	(528)	(967)	(798)	(2,531)	(4,111)
Payment for purchase of intangible assets, net of proceeds from sale	(32)	(20)	(15)	(26)	(28)	(93)	(97)
Payment for purchase of financial assets, net of proceeds from sale	(51)	(2)	-	-	(2)	(53)	(10)
Free Cash Flow	128	136	159	(134)	652	288	1,774

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 30, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience